20 November 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 131,500 Reed Elsevier PLC ordinary shares at a price of 1058.5177p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 133,563,835 ordinary shares in treasury, and has 1,136,667,427 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 34,117,001 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 76,000 Reed Elsevier NV ordinary shares at a price of €18.7863 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 77,642,444 ordinary shares in treasury, and has 659,282,963 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 19,747,251 shares.